Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. +1.215.963.5000 Fax: +1.215.963.5001 www.morganlewis.com

James W. McKenzie, Jr.

Partner

+1.215.963.5134

jmckenzie@morganlewis.com

December 9, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Service

Re:	Tabula Rasa HealthCare, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 9, 2015
CIK No. 0001651561

Dear Ms. Jacobs:

On behalf of our client, Tabula Rasa HealthCare, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated November 25, 2015, to Dr. Calvin H. Knowlton, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 2 to the Draft Registration Statement on Form S-1 referred to above (the “Draft Registration Statement”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses.  Where indicated below, the Company has included changes to the disclosure in a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), which the Company is submitting contemporaneously with this response letter.  Except for page references appearing in the headings and the Staff’s comments below (which are references to the Draft Registration Statement), all page references herein correspond to the page of the Revised Draft Registration Statement.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai  Frankfurt  Hartford  Houston  London  Los Angeles  Miami  Moscow  New York

Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

For the convenience of the Staff’s review, copies of this letter and the Revised Draft Registration Statement, marked to reflect changes against the Draft Registration Statement that was confidentially submitted on November 9, 2015, are being delivered to Mitchell Austin.

Prospectus Summary

Overview, page 1

1.                                      We note your response to prior comment 1. Please further emphasize your prescription fulfillment pharmacy role by revising to disclose that substantially all of your revenue to date has consisted of prescription medication revenue.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 58 and 83 of the Revised Draft Registration Statement to disclose that substantially all of the Company’s revenue to date has consisted of revenue from prescription medication fulfillment.

Market Opportunity, page 2

2.                                      We note your response to prior comment 3. Please clarify whether the amount spent on prescription drugs by the types of organizations you currently offer, or intend to offer, your products and services was $374 billion in 2014 or revise to disclose such amount.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 84 of the Revised Draft Registration Statement to remove the reference to the amount spent on prescription drugs.

Our Strengths

Recurring Revenue Model with Significant Operating Leverage, page 5

3.                                      We note your response to prior comment 4 and your revised disclosure on page 62. As the multi-year contractual arrangements with clients do not appear to include minimum member or prescription volume or mix requirements, please revise the Summary to clarify this and describe your basis for the assertion that your revenues are recurring and predictable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 90 of the Revised Draft Registration Statement to note that while the contractual arrangements with the Company’s clients do not include minimum member or prescription volume or mix requirements, based upon the Company’s industry experience those contracts provide significant visibility into the Company’s future cash flows.

Summary Consolidated Financial Data, page 11

4.                                      We note your revised disclosure in response to prior comment 6. Please revise to also include the pro forma impact attributable to the conversion of redeemable convertible preferred stock as reflected in the pro forma disclosures pages F-42 and F-62.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 55 of the Revised Draft Registration Statement to include the pro forma impact attributable to the conversion of redeemable convertible preferred stock.

Risk Factors

Risks Relating to Our Business and Industry, page 14

5.                                      We note your added disclosure on page 62 that substantially all of your product revenues are prescription medication revenues. Please include a risk factor discussing your dependence on the volume and mix of prescriptions fulfilled, which is affected by factors outside of your control.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 16 of the Revised Draft Registration Statement to include a risk factor discussing the Company’s dependence on revenue from prescription medication fulfillment which is affected by factors outside of the Company’s control.

Because we generally bill our clients and recognize revenue over the term…, page 17

6.                                      This risk factor disclosure may suggest that generally your contractual arrangements are based on a subscription model. Please revise to clarify that although you enter into multi-year arrangements with clients, the substantial portion of revenues are not recognized ratably over the contract.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Revised Draft Registration Statement to clarify that although the Company’s contractual arrangements with its clients are multi-year, the substantial portion of revenues are not recognized ratably over the term of the contract.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results of Operations

Cost of Revenue

Product Cost, page 62

7.                                      We note your response to prior comment 8. Your disclosure regarding cost of product revenues includes numerous items included within this line item. Please revise to clarify the significance of the medication costs component.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Revised Draft Registration Statement to clarify the significance of the medication costs component of cost of product revenue.

Results of Operations

Comparison of the Six Months Ended June 30, 2014 and 2015

Product Revenues, page 65

8.                                      We note your disclosure that the increase in product revenues was primarily driven by organic growth in your core business - medication risk management. Please revise to clarify what you mean by this statement, such as whether you are referring to the impact of new customers or increased volume of prescription medication fulfillment with existing clients. Similarly revise your disclosure on page 68.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 68 of the Revised Draft Registration Statement to provide further clarification of the causes of organic growth within medication risk management.

Business

Our Software and Services

Our Software, page 95

9.                                      Your response to prior comment 9 indicates that you are currently marketing your MedWise Advisor software under a SaaS model, although the only clients using the MedWise Advisor software are doing so through pilot programs. Please revise to disclose your number of non-pilot MedWise Advisor SaaS clients and the amount of revenue you have generated from such clients.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 of the Revised Draft Registration Statement to clarify that the only clients using MedWise Advisor are doing so through pilot programs and no revenue has been generated to date from any non-pilot clients.

Our Services

Adherence-Packing Prescription Fulfillment, page 98

10.                               Revisions made in response to prior comment 10 indicate that you may terminate your membership in the group purchasing organization at any time, which would immediately terminate your minimum purchase obligation. Please clarify whether you or the group purchasing organization will incur any type of penalty if you terminate your membership in the group purchasing organization at any time. Additionally, clarify whether AmerisourceBergen Drug Corporation may terminate its relationship with the group purchasing organization at any time without penalty, if known.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of the Revised Draft Registration Statement to clarify that it may terminate the arrangement at any time upon the payment of a withdrawal fee that will be determined by the board of directors of the group purchasing organization. The Company also respectfully advises the Staff that the Company does not know whether AmerisourceBergen Drug Corporation may terminate its relationship with the group purchasing organization at any time without penalty.

Financial Statements

Tabula Rasa HealthCare, Inc. Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

(b) Revenue Recognition, page F-9

11.                               We note your revised disclosure in response to prior comment 13. Please disclose whether each significant deliverable in the arrangements qualifies as a separate unit of accounting. Refer to ASC 605-25-50-2(f).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 76, F-9 and F-10 of the Revised Draft Registration Statement to disclose whether each significant deliverable in the arrangements qualifies as a separate unit of accounting.

We hope the foregoing have been responsive to the Staff’s comments.  If you have any questions, please feel free to contact me at (215) 963-5134 or Kevin Shmelzer at (215) 963-5716.

Sincerely,

/s/ James W. McKenzie, Jr.

JWM/avg

c:         Calvin H. Knowlton, Ph.D.

Brian W. Adams

Jeffrey P. Bodle

Kevin S. Shmelzer

Charles S. Kim

Brent B. Siler

Divakar Gupta